HENLYS
Group plc

1 Imperial Place
Elstree Way
Borehamwood
Hertfordshire WD6 1JJ
Telephone: 020 8953 9953
Fax: 020 8207 2477

02 DEC 13 AM 9:07

Our Ref: PD/sl/L4664

10 December 2002.

02060578

Securities and Exchange Commi
Division of Corporate Finance,
Office of International Corporate
Judiciary Plaza, 450 Fifth Street N.W.,
Washington DC 20549,
United States of America.

SUPPL

BY DHL.

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Ladies and Gentlemen,

Re: Henlys Group plc (File No.82-5051)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

On behalf of Henlys Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(1) (iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:

1. Director Shareholding. Announcement dated 30 October 2002.

2. Notice of Results. 2 December 2002.

3. Preliminary Results for 9 months ended 30 September 2002. Announcement dated 6 December 2002.

4. Director Shareholding. Announcement dated 6 December 2002.

5. Directorate Change. Announcement dated 9 December 2002.

Very truly yours,

P. Dawes.
Group Company Secretary

dle 12/18

Encl.

Full Text Announcement

02 DEC 13 AM 9:07

Company	Henlys Group PLC
TIDM	HNL
Headline	Director Shareholding
Released	15:48 30 Oct 2002
Number	1488D

HENLYS
Group plc

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

NB
Dividend re-investment

AVS NO	

All relevant boxes should be completed in block capital letters.

1.	Name of company Henlys Group plc			**2.**	Name of director R E Maddox		
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest 2 above			**4.**	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) 2 above		
5.	Please state whether notification relates to a person (s) connected with the director named in 2 above and identify the connected person(s) 2 above			**6.**	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary Purchase of shares		
7.	Number of shares/amount of stock acquired **2,421**	**8.**	Percentage of issued class **0.00%**	**9.**	Number of shares/amount of stock disposed	**10.**	Percentage of issued class

11.	Class of security	**12.**	Price per share	**13.**	Date of transaction	**14.**	Date company informed

	Ordinary shares		119p		**29/10/02**		**29/10/02**

15.	Total holding following this notification **119,440**	**16.**	Total percentage holding of issued class following this notification **0.16%**

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	**18.**	Period during which or date on which exercisable
19.	Total amount paid (if any) for grant of the option	**20.**	Description of shares or debentures involved: class, number
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	**22.**	Total number of shares or debentures over which options held following this notification
23.	Any additional information	**24.**	Name of contact and telephone number for queries **Will Smith (hoare govett) 020 7678 8000**
25.	Name and signature of authorised company official responsible for making this notification		

Date of notification: October 30, 2002

END

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Full Text Announcement

Company	Henlys Group PLC
TIDM	HNL
Headline	Notice of Results
Released	09:19 2 Dec 2002
Number	5166E

HENLYS
Group plc

Henlys Group plc

Notification of 9 Month Results

Henlys Group plc will be announcing its 9 month results for the nine months ended 30th September 2002 on Friday 6th December 2002.

- Ends -

Enquiries:

Citigate Dewe Rogerson

Ginny Pulbrook or Imogen Wolfe 020 7638 9571

END

Company	Henlys Group PLC
TIDM	HNL
Headline	Final Results
Released	07:00 6 Dec 2002
Number	7423E

HENLYS
Group plc

Date: 6 December 2002.

Contacts:	Henlys Group plc	
	Allan Welsh	Chief Executive
	Robert Wood	Chairman
	Telephone:	020 7282 2940
		020 8953 9953 (after 2.00 p.m.)
	Citigate Dewe Rogerson	
	Ginny Pulbrook	020 7282 2940

Henlys Group plc

Preliminary Results for the nine months ended 30 September 2002

SALIENT POINTS

- **Financials**

	9 months ended 30 September 2002	Year ended 31 December 2001
Turnover including Joint Ventures and Associates	**£522.8 m**	£716.7 m
Underlying Operating Profit*	**£31.5 m**	£52.0 m
Underlying Pre-Tax Profit*	**£20.4 m**	£31.7 m
Underlying Earnings per Share*	18.4 p	27.8 p
Total Dividend per Share	7.65 p	10.2 p

* *before amortisation of goodwill and exceptional costs.*

Note Results for the nine months to 30 September 2002 include six months contribution only from TransBus International (operating profit £5.1m compared with a full year contribution of £10.2m in 2001)

- **Results are ahead of market expectations in spite of continuing tough economic conditions in the USA**
- **Major restructuring of US manufacturing plants is well advanced and scheduled for completion by early 2003**
- **Blue Bird is on track with new vehicle developments, cost reduction and efficiency improvement programmes**
- **Total dividend of 7.65p for the nine months is in line pro rata with the full year dividend for 2001 (10.2p)**
- **Net debt is £255m compared with £280.7m at 31 December 2001**
- **All continuing operations are now profitable.**

Joint Statement from the Chairman and the Chief Executive

Following the decision to change the Group's accounting reference date from 31 December to 30 September, this Report and Financial Statements covers the nine months ended 30 September 2002. As explained more fully in the Finance Director's Review, the financial statements include a contribution from TransBus International only for the six month period to 30 June 2002. This report effects the transition to a twelve month cycle commencing 1 October 2002.

The past nine months have been very challenging in the United States and Canada where our operations normally account for around 80% of Group activity. Difficult economic conditions in the United States, combined with the after effects of the events of September 11 on the tourism sector, have adversely impacted demand for school bus and coach products. Good progress has been made in new product development, cost reduction and efficiency improvement and in streamlining our industrial structure in North America. We will progressively feel the beneficial impact of these programmes as we move through 2003.

Results

Total turnover, including joint ventures and associates, in the nine months ended 30 September 2002 was £522.8m, including £44.3m (for the 6 months to 30 June 2002) in respect of associates. This compares with £716.7m (associates £89.2m) reported in the twelve months to 31 December 2001. In overall terms, sales of motorhomes and low floor city buses for the nine months were up whilst sales of school buses and touring coaches showed a decline.

Total operating profits for the nine months, before amortisation of goodwill and exceptional costs, were £31.5m compared with £52.0m in the previous twelve months. It should be noted that the operating profit, before amortisation of goodwill and exceptional costs, from TransBus in the period was £5.1m (for the six months to 30 June 2002) compared with £10.2m for the twelve months in 2001. The Group recorded pre-tax profits, before amortisation of goodwill and exceptional costs, of £20.4m compared with £31.7m in 2001. Exceptional costs of £8.2m (2001 £45.3m) were incurred mainly on the closure of the Nova Bus plant in Schenectady, New York State and the closure of Blue Bird's Midwest plant in Iowa. After these exceptional costs and goodwill amortisation the Group incurred a loss before taxation for the nine months of £4.0m, compared to a twelve month loss of £35.6m in 2001.

TransBus International, our associate in which Henlys has a 30 % shareholding, commenced trading on 1 January 2001 and had a very good first year. This has continued into 2002 and its six months operating profit contribution, reflects the benefit of ongoing cost saving initiatives. Operating margin at 11.5 % continues to be substantially greater than that achieved by other major European bus manufacturers. With effect from 1 January 2003 Henlys' share of TransBus profits rises to 30% from the 25% level which applied for the first two years of TransBus operation.

The trading environment in Canada and the United States was more difficult over the past nine months compared with the previous year. Market demand for school buses was down by around 9 % and luxury coaches by around one

contract to the Chicago Transit Authority and motorhomes were broadly in line with the last year. The overall reduction in sales resulted in lower and less efficient production capacity utilisation in all business units except Nova Bus' LFS operations.

In last year's Report we announced that Blue Bird had launched a major initiative to introduce lean enterprise activities in all of its facilities. Progress on lean manufacturing over the past nine months has been very encouraging and we confidently expect further gains over the next few years. The success of this programme released manufacturing capacity with the potential for further improvement. In a further move to reduce our cost base it was decided to transfer all school bus body production from Mount Pleasant, Iowa, to the company's facilities in Georgia and Canada. The Iowa plant is scheduled for closure by the end of December 2002 and this will generate useful economies of scale and improved competitiveness.

Restructuring of the Nova Bus business continued with the RTS division in Roswell, New Mexico, running off its order book during the period and effecting a permanent closure by December 2002. In addition, Nova LFS division's satellite body assembly plant in Schenectady, New York State was closed in October. These closures eliminate loss making activities and support the strategy of concentrating all Nova LFS bus production in Quebec to serve Canadian transit authorities and private operators in Canada and the United States. Looking forward, Nova Bus will benefit from a major contract for the supply of a minimum 825 buses (contract value approximately £150 million) over the next five years to Quebec transit operators.

Prévost Car Inc. experienced a very challenging market for luxury touring coaches due to a difficult coach transportation market, further aggravated by the drop in tourist traffic following the terrorist attacks on September 11. Sales of bus shells for motorhome conversion have held up compared to 2001, but overall production of shells and touring coaches fell by around 20 %.

Last year's Report referred to Blue Bird's substantial new product development programme directed to launching completely new, high value products targeted at key segments of the motor coach, motorhome and shuttle/commuter bus markets. Prototypes of the four principal products have been previewed at major exhibitions and the response from operators and dealers has been very encouraging. The initial models, a 38 foot motorhome and a 30/35 foot low floor shuttle bus, go into full production over the next few months. Further variants are at an advanced stage of development and will go into limited production in 2003. Blue Bird further extended its chassis product offering by developing a new Type C school bus chassis which will go into production in mid 2003 and replaces a discontinued product previously sourced externally.

Dividend

The Board is recommending a final dividend of 5.15p per share bringing the total dividend for the nine months ended 30 September 2002 to 7.65p which is in line pro rata with the 10.2p per share dividend paid for the twelve months ended 31 December 2001.

If approved by the shareholders at the Annual General Meeting, the final dividend will be paid on 7 February 2003 to shareholders on the Register on 17 January 2003

Employees

We would like to thank all of our employees, including those engaged in our joint venture and associate companies, for their commitment during these challenging times as we restructure our manufacturing operations and launch major new product initiatives. Their positive response to these significant changes in their work environment is greatly appreciated.

Board

Robert Wood was appointed Chairman on 1 May 2002 and Allan Welsh was appointed Chief Executive on 1 March 2002.

Michael Ost joined the Board on 1 May 2002 as Senior Non-Executive Director and brings substantial international general management and independent non-executive experience to the Board.

Outlook

The order book of our UK associate TransBus remains healthy, but continuing economic and geopolitical uncertainty makes it extremely difficult to predict the near term development of our key markets in the United States. The decline in overall sales of touring coach and school bus products over the past two years will inevitably create a pent up demand for essential fleet replacement at some time in the future. Our North American businesses are highly operationally geared and hence any increase in demand will have a significant beneficial effect in plant utilisation and efficiency with a corresponding favourable impact on the bottom line. Following recent restructuring, Nova Bus has a firm foundation for the future. Our continuing businesses have also benefited from cost reductions and efficiency improvements and all of our North American operations are now trading profitably.

New product introductions from Blue Bird, combined with strenuous efforts to reduce costs and advance lean manufacturing activities, provide growth potential and will further strengthen the recovery of our US businesses as market demand improves.

Robert W. Wood Chairman	T. Allan Welsh Chief Executive

Operating Review

Review of Operations

In the nine months ended 30 September 2002 the Group produced an operating profit, before amortisation of goodwill and exceptional costs of £31.5m compared with a contribution of £52.0m for the twelve months of 2001.

Following a modest slow down in the first half of last year, the second half of 2001 saw a further decline in the key school bus and touring coach markets in North America. The continuing impact of increasing pressure on State

areas in the USA and Canada over the past nine months. This, in turn, has required action to re-structure and right-size manufacturing operations at all of our North American production plants. The cost of this restructuring was the major part of an £8.2m exceptional charge in the period and this activity has also taken up a lot of management time and energy. However we now enter 2003 with more streamlined operations in both Blue Bird and Nova Bus and with a firm foundation for the future.

Blue Bird Corporation

Blue Bird sales in the nine month period were £358.1m against £458.5m for the twelve months of 2001. The nine months operating profit, before amortisation of goodwill and exceptional costs, was £22.3m compared with £38.6m for the full year 2001, representing a margin reduction from 8.4% to 6.2% between the two periods.

As indicated in our interim statement, Blue Bird deliveries of school buses for the nine months were only marginally (2%) down on the same period last year. This compares favourably with the overall market decline estimated at 9%. Even allowing for a mix change towards smaller vehicles, this demonstrates that Blue Bird is maintaining its leading position in this market. Pricing has been aggressive in the school bus market throughout the period, but successful cost reduction programmes in Blue Bird combined with the strength of our dealer network enabled Blue Bird to mitigate the impact of this price competition.

In a major new development, Blue Bird will launch its own Type-C school bus chassis in time for the main school bus season in summer 2003. Purpose designed as the foundation for a new leading-edge integrated Blue Bird school bus, this chassis will replace a General Motors truck/bus chassis which is being discontinued after a long period of supply to Blue Bird. This extends Blue Bird's in-house production of chassis to the largest segment of the school bus market. It will supplement the remainder of Blue Bird's Type-C models which continue to use other externally sourced chassis, and will deliver full-range capability in the school bus market.

Outside the school bus area, Blue Bird volumes held up well despite the imminent replacement of several bus, coach and motorhome models. Only on commercial buses were volumes down on last year, but by the end of the period our new high-floor XCEL 102 was launched and order intake had accelerated. Motorhome volumes were higher than the equivalent period in 2001, and good progress was made in moving current models to prepare the way for launch of the new range. Coach volumes were also above 2001 levels. This was mainly due to healthy orders for some US government applications, partly offset by a reduction in private coach volumes as this market was depressed throughout this period due to an overhang of unsold vehicles and reduced willingness of finance companies to fund coach purchases.

Blue Bird's new vehicle developments for these market segments are progressing well. The 38ft motorhome, first of the new model range to be launched, has been well received in the market and has already generated a healthy orderbook. Ultra LF, Blue Bird's first low-floor transit and shuttle bus, recently entered pilot production and has attracted considerable attention from potential customers. Our compact 28ft low-floor mini bus, aimed at local shuttle operations, was displayed for the first time at a major US trade show in September and will commence small-scale manufacture early in 2003. Finally, Blue Bird's new modernised coach range has also received a positive reaction and will be available by mid-2003 in both 40ft and 45ft versions, the latter being our first offering in the 45ft

During this period Blue Bird made good progress on its short-term cost reduction goals and laid the foundation for further cost savings in future years. The lean manufacturing programme gained momentum with the recruitment of several additional specialist manufacturing engineers and the nomination of lean project leaders in each production area. A long list of successful lean projects generated a combined cost saving of $6.4m in the nine month period as well as a substantial working capital benefit through simplified processes, reduced throughput times and closer collaboration with suppliers. With the principle of continuous improvement now well established throughout Blue Bird we expect further significant savings from this programme over the next few years.

In an important move to reduce our fixed cost base and harness economies of scale, Blue Bird decided to close its body assembly plant in Mount Pleasant, Iowa. Closure will be complete by end 2002, and the majority of production from this school bus plant will be absorbed into Blue Bird's existing facility in LaFayette, Georgia with the remainder going to its plant in Brantford, Ontario. By manufacturing this additional volume within the infrastructure of other plants we will save over two-thirds of the overhead costs in the Iowa operation.

The manufacturing layout at Blue Bird's main operation in Fort Valley, Georgia, is being streamlined with the introduction of the in-house Type-C chassis and production launch of the new motorhome, commercial bus and coach products described above. Firstly, coach and motorhome chassis and bodies will be produced and assembled on the same line, with separate workstations to cater for up-fitting and addition of slide-outs in motorhomes. The coach and motorhome chassis have been designed to maximise commonality of components. Secondly, the small volume of school bus body production which remained at Fort Valley has been re-located to the LaFayette site to create space for optimum layout of the new production lines for XCEL 102 and Ultra LF/LMB in one self-contained area. Finally, a school bus chassis production cell has been designated, where the assembly line for the new Type-C chassis will be installed alongside existing Blue Bird chassis production. The new layout, creating focused manufacturing cells and new production lines which adopt lean principles from the outset, will provide substantial efficiency benefits.

North American Joint Venture

Henlys holds a 50% shareholding in Prévost Car Inc, which manufactures bus shells for motorhome conversion, tour and charter coaches and, through Nova Bus, transit (city) bus products.

Henlys share of turnover for the nine months to 30 September 2002 was £120.5m compared with £169.0m for the twelve months of 2001. Deliveries of transit buses for Nova Bus increased by around 10%, shells for conversion were marginally down and touring coach sales showed a decline of around one third.

Henlys share of operating profit, before amortisation of goodwill and exceptional costs, rose from £3.1 m for the twelve months of 2001 to £4.1 m for the nine months of 2002. Most of this improvement arose from the restructuring of the RTS division of Nova Bus, commenced in 2001, reducing its losses and running off its order book. This business was closed in early December 2002.

Prévost Car experienced very difficult trading conditions in the tour and charter coach sector where coach sales were

September 11 and a massive increase in insurance premiums. Banks and finance companies continue to be very cautious in providing finance for new coach purchases and this is having a major impact on the overall coach market. Prévost's coach sales are now running at around 50% of the levels achieved in 2000, whilst its market share in the private coach sector has fallen marginally.

Deliveries of shells for motorhome conversion were marginally down but average unit selling prices increased by over 10% as demand for Prévost installed slide-outs grew. Looking to the future we expect to see a further increase in sales of slide-out features. The Parts and Service division continued to deliver an increase in operating profit as activity in the service depots grew. Overall, Prévost's operating margin fell from 7.5% to 7.0% driven by the significant fall in coach volumes.

In Nova Bus, considerable effort was applied to managing the run out of contracts for USA transit authorities at both US plants in Roswell, N.M. and Schenectady, N.Y. The run out process went smoothly and we achieved a final exit by early December 2002. This completes the restructuring plan for Nova Bus which will now concentrate its manufacturing activities on the LFS bus in the province of Quebec and selling to Canadian transit authorities, private bus companies in the United States and independent operators. The LFS order book is shaping up well for the next eighteen months and is underpinned for the medium term by the five year order from the Association du Transport Urbain du Quebec which commences in spring 2003.

TransBus International

As mentioned in the Finance Director's Review, this period's Group results include only the six months TransBus results from January to June 2002. Henlys share of sales for these six months in 2002 was £44.3m against £89.2m for the whole of 2001. Henlys share of operating profit, before goodwill amortisation and exceptional costs, for January to June 2002 was £5.1m (11.5%) compared with £10.2m (11.5%) for the 12 months of 2001.

Continuing benefits from the integration programme helped TransBus to maintain the double-digit margins achieved during its first year of operation in 2001. The UK market environment was also favourable with an 8.9% increase in total bus and coach registrations and a 14% increase in the double-decker segment where TransBus has a strong position.

During the period TransBus continued to invest in new product design as part of its strategy to retain market leadership in the UK and pursued new export sales orders to support future business growth.

Finance Director's Review

Change in Accounting Date

These are the first Financial Statements prepared since the Group changed its accounting reference date to 30 September and comprise the results for the nine months to 30 September 2002. Comparative figures are shown in respect of the twelve months to 31 December 2001.

The next interim financial statements will be prepared for the six months to 31 March 2003, followed by financial

Trading Results

The adjusted profit before taxation for the period is summarised as follows:-

	9 months to 30 September 2002 £m	12 months to 31 December 2001 £m
Adjusted profit before taxation	**20.4**	31.7
Less:		
Amortisation of goodwill	**(16.2)**	(22.0)
Exceptional costs (a)	**(8.2)**	(31.2)
Loss on disposal of UK business	-	(14.1)
Loss on Ordinary Activities before Taxation	**(4.0)**	(35.6)

(a) Exceptional costs comprise:-

	£m
(i) Cost of closure of Blue Bird's Midwest plant	6.1
(ii) Henlys' share of the closure costs of the Nova LFS plant in Schenectady, New York	1.7
(iii) Henlys' share of TransBus reorganisation costs and warranty costs in respect of chassis no longer in production	0.4
	8.2

Earnings per Share

There is a difference between the basic and adjusted earnings per share which arises mainly because of the amortisation of goodwill and exceptional costs.

TransBus International Limited

This associated company is 30 % owned by Henlys Group plc with the remaining 70 % owned by The Mayflower Corporation plc. Following the change in accounting reference date of Henlys Group plc, the accounting periods of the Group are no longer co-terminus with those of Mayflower. Henlys intends to include its share of the results of TransBus only when the Mayflower results, which include TransBus, have been published; accordingly these financial statements include only Henlys' share of the results of TransBus for the six months to 30 June 2002. The

six months to 31 March 2003 and will continue thereafter to be included in the Henlys results three months in arrears.

With effect from 1 January 2003, Henlys' share of the profits of TransBus will increase from 25 % to 30 % and this will therefore be reflected in Henlys results for the second half of the 2003 financial year.

Cash Flow

	9 months to 30 September 2002	12 months to 31 December 2001
	£m	£m
Operating Profit	**2.2**	16.2
Depreciation and amortisation	**16.4**	22.7
Changes in working capital	**(0.2)**	(5.9)
	======	--------
Operating cash flow before joint venture income	**18.4**	33.0
Joint venture interest and dividends received	**7.4**	7.1
	-------	--------
	25.8	40.1
	=====	======

Borrowings

As at 30 September 2002, net debt amounted to £255.0m compared to £280.7m at 31 December 2001. Net debt includes £152.6m (2001 £164.9 m) in respect of a US$240m convertible loan which is repayable in October 2009.

Treasury

The Group uses derivative financial instruments to reduce the Group's exposure to foreign exchange and interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes.

So far as foreign exchange is concerned, the major part of the debt taken on at the time of the acquisition of Blue Bird was drawn down in US Dollars to provide a balance sheet hedge against the investment in Blue Bird.

As at 30 September 2002, US$145.2m (£92.3m) of the term debt has been drawn down. US$80.0m (£50.9m) drawings were outstanding under the revolving credit facility of US$150m (£95.4m). In addition to the unutilised revolving credit facility, the Group has unutilised overdraft facilities available which total £20m.

A substantial part of the Group's debt is represented by a convertible loan of US$240m (£152.6m) with an interest rate fixed at 5.5%, which provides to the Group a substantial element of interest rate protection. Additionally, approximately £50.9m of further debt is covered by interest rate caps. Overall, 60% of the Group's debt at 30 September 2002 is presently at fixed interest rates, and a further 20% is subject to a cap.

Prévôst, our North American joint venture, prepares its accounts in Canadian Dollars, but has significant sales and purchases in US Dollars. Forward currency contracts are taken out within Prévost to match anticipated flows of foreign currency.

FRS17 – Retirement Benefits

We have followed the expanded transitional disclosure of information in respect of retirement benefits as permitted under FRS17. FRS17 will become fully effective for accounting periods commencing on or after 1 January 2005.

These accounts have been prepared in accordance with SSAP24 – Accounting for Pension Costs. Amounts computed under FRS17 for the disclosures differ from those under SSAP24 because different assumptions are required to be used.

Group Profit and Loss Account

FOR THE 9 MONTHS ENDED 30 SEPTEMBER 2002

	9 months ended 30 September 2002				Year ended 31 December 2001			
	Group	**Interest in Joint Ventures**	**Interest In Associates**	**Total**	Group	Interest in Joint Ventures	Interest In Associates	Total
	£000	**£000**	**£000**	**£000**	£000	£000	£000	£000
Turnover	**358,061**	**120,457**	**44,250**	**522,768**	458,526	168,968	89,240	716,734
Cost of sales	**(315,848)**	**(108,533)**	**(33,526)**	**(457,907)**	(391,162)	(156,127)	(68,652)	(615,941)
Gross Profit	**42,213**	**11,924**	**10,724**	**64,861**	67,364	12,841	20,588	100,793
Other operating expenses (net)	**(40,027)**							

Full Text Announcement

HENLYS
Group plc

Company	Henlys Group PLC
TIDM	HNL
Headline	Director Shareholding
Released	15:03 6 Dec 2002
Number	7886E

Henlys Group plc announces the following dealings in its ordinary shares, by its directors today:-

Mr R W Wood acquired an interest in 20,000 (0.03%) ordinary shares at a price of 114 pence per share. His total interest now amounts to 230,704 (0.3%) ordinary shares.

Mr T A Welsh acquired an interest in 15,000 (0.02%) ordinary shares at a price of 118 pence per share. His total interest now amounts to 30,000 (0.04%) ordinary shares.

Mr B A C Chivers acquired an interest in 4,000 (0.01%) ordinary shares at a price of 113.88 pence per share. His total interest now amounts to 81,112 (0.11%) ordinary shares.

Mr M S Ost acquired an interest in 10,000 (0.01%) ordinary shares at a price of 109 pence per share. His total interest amounts to 10,000 ordinary shares.

END

Company website

Full Text Announcement

Company	Henlys Group PLC
TIDM	HNL
Headline	Directorate Change
Released	16:40 9 Dec 2002
Number	8591E

HENLYS
Group plc

Henlys Group plc announces that a director, Mr K N Beresford, will be retiring from the Company on 30 April 2003 and accordingly will not stand for re-election as a Director at the Annual General Meeting to be held on 5 February 2003.

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